
04038030

Our Ref. No. 2004-1-ICR
Fixed Income Securities, L.P.

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Your letter of April 27, 2004 requests our assurance that we would not recommend that the Commission take any enforcement action under the Investment Company Act of 1940 ("Act") if Fixed Income Securities, L.P. ("Fixed Income Securities") relies on three exemptive orders issued to Matrix Capital Group, Inc. ("Matrix"), Matrix Unit Trust and certain unit investment trusts registered under the Act ("UITs") pending action by the Commission on Fixed Income Securities' application for an exemption under sections 6(c), 11(a), 11(c), 12(d)(1)(J), and 17(b) of the Act.

On April 12, 2004, Matrix entered into an agreement with Fixed Income Securities, pursuant to which Matrix agreed to transfer its unit investment trust business to Fixed Income Securities (the "Transfer"). It is expected that the Transfer will be consummated by April 30, 2004. As of the date of the Transfer, Fixed Income Securities will commence serving as sponsor and depositor for the UITs. You state that the personnel administering the UITs will be substantially unchanged.

Matrix and certain UITs received the following exemptive orders from the Commission (collectively, the "Exemptive Orders"): (1) an order under sections 6(c), 12(d)(1)(J), and 17(b) of the Act permitting a UIT (a) to offer shares of its series to the public with sales loads that exceed the 1.5% limit of section 12(d)(1)(F)(ii), and (b) to invest in affiliated registered investment companies within the limits of section 12(d)(1)(F) of the Act[1]; (2) an order under sections 6(c), 11(a), and 11(c) of the Act permitting certain UITs to: (a) impose sales charges on a deferred basis and waive the deferred sales charge in certain cases, (b) offer unitholders certain exchange and rollover options, (c) publicly offer units without requiring the depositor to take for its own account or place with others $100,000 worth of units in the UITs, and (d) distribute capital gains resulting from the sale of portfolio securities within a reasonable time after receipt[2]; and (3) an order under sections 6(c), 12(d)(1)(J) and 17(b) of the Act permitting

[1] Matrix Unit Trust et al., Investment Company Act Release Nos. 25668 (July 19, 2002) (notice) and 25700 (Aug. 14, 2002) (order).

[2] Matrix Capital Group, Inc. and Matrix Unit Trust, Investment Company Act Release Nos. 25667 (July 19, 2002) (notice) and 25701 (Aug. 14, 2002) (order).

certain UITs to invest in registered management investment companies and unit investment trusts both within and outside the same group of investment companies.[3]

The UITs and Fixed Income Securities intend promptly to file an application with the Commission in which they will request exemptive orders that would continue the relief previously granted in the Exemptive Orders ("Requested Orders").

Fixed Income Securities agrees to comply with the terms and conditions of the Exemptive Orders imposed on Matrix as though such terms and conditions were imposed directly on Fixed Income Securities. The UITs covered by the Exemptive Orders agree that they would rely on the Requested Orders when they are granted, rather than continuing to rely on the Exemptive Orders.

Based on the representations made in your letter, we would not recommend enforcement action if Fixed Income Securities relies on the Exemptive Orders until the earlier of the issuance by the Commission of the Requested Orders, or one year from the date of this letter.

This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions on the questions presented. Facts or conditions different from those presented in your letter might require a different conclusion. In addition, this letter provides no assurance that the Commission will grant the Requested Orders, or that the Division will not comment upon or seek modification of any application for the Requested Orders.



Emerson S. Davis
Senior Counsel
Office of Investment Company Regulation
April 29, 2004

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[3] Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order).

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April 27, 2004

Investment Company Act of 1940—
Sections 6(c), 11(a), 11(c), 12(d)(1)(J), 17(b)

Ms. Nadya B. Roytblat
Office of Investment Company Regulation
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

Re: Fixed Income Securities, L.P.

Dear Ms. Roytblat:

On behalf of Fixed Income Securities, L.P. ("*FIS*"), we request that the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "*Commission*") advise us that it will not recommend that the Commission take any enforcement action under the Investment Company Act of 1940, as amended, (the "*Act*") under the circumstances described below.

On April 12, 2004, Matrix Capital Group, Inc. ("*Matrix*") entered into an agreement (the "*Asset Assignment Agreement*") with FIS, pursuant to which Matrix agreed to transfer its unit investment trust business to FIS (the transfer of such business is referred to herein as the "*Transfer*"). The Transfer is conditioned upon the occurrence of certain events. Assuming satisfaction of all events, it is expected that the Transfer will be consummated by April 30, 2004.

Matrix and Matrix Unit Trust, for which Matrix acts as depositor, engage in certain transactions in reliance on three exemptive orders ("*Exemptive Orders*").

Investment Company Act Release No. 25700 (Aug. 14, 2002) (File No. 812-12798)

Matrix and Matrix Unit Trust filed an application on March 21, 2002 and an amendment to the application on July 22, 2002 requesting an order under Section 12(d)(1)(J) of the Act granting an exemption from Section 12(d)(1)(F)(ii) of the Act and under Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act. The order permits certain unit

1634782.01.03.B
1554864/SRA

investment trusts to: (a) offer and sell units to the public with a sales load in excess of the 1.5% limit set forth in Section 12(d)(1)(F); and (b) invest in affiliated registered investment companies within the limits of Section 12(d)(1)(F) of the Act.

Investment Company Act Release No. 25701 (Aug. 14, 2002) (File No. 812-12801)

Matrix and Matrix Unit Trust filed an application on March 21, 2002 and an amendment to the application on July 23, 2002 requesting an order under Section 6(c) of the Act granting an exemption from Sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and Rules 19b-1 and 22c-1 under the Act and under Sections 11(a) and 11(c) of the Act approving certain offers of exchange and rollover privileges. The order permits certain unit investment trusts to: (a) impose sales charges on a deferred basis and waive the deferred sales charge in certain cases; (b) offer unitholders certain exchange and rollover options; (c) publicly offer units without requiring the depositor to take for its own account or place with others $100,000 worth of units; and (d) distribute capital gains resulting from the sale of portfolio securities within a reasonable time after receipt.

Investment Company Act Release No. 26197 (Sept. 30, 2003) (File No. 812-12940)

Matrix and Matrix Unit Trust filed an application on March 18, 2003 and an amendment to the application on August 29, 2003 requesting an order under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A), (B) and (C) of the Act and under Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act. The order permits certain unit investment trusts to acquire shares of registered management investment companies and unit investment trusts both within and outside the same group of investment companies.

STATEMENT OF FACTS

Pursuant to the Asset Assignment Agreement, Matrix will consummate a transaction pursuant to which it will assign, convey and transfer all of its right, title and interest in and to substantially all of its unit investment trust business to FIS. The primary owners and chief executive officer of Matrix are not associated with FIS. However, substantially all personnel involved on the date of the Asset Assignment Agreement in Matrix's unit investment trust business have been offered and accepted similar positions with FIS. In fact, the employee of Matrix who was in charge of the unit investment trust business at Matrix accepted a similar position with FIS whose principal responsibility will be overseeing the FIS unit investment trust business. Upon consummation of the Transfer, FIS will commence acting as depositor and sponsor for the existing unit investment trusts for which Matrix acted as sponsor and depositor ("*Trusts*"). FIS will be appointed as successor depositor and sponsor under the Indentures with respect to existing Trusts. As of the date of the Transfer, Matrix will no longer rely upon the Exemptive Orders.

RATIONALE

Upon consummation of the Transfer, there will be no change in the investment objectives of the existing Trusts or the fees and charges in connection therewith. While a new entity will act as depositor and sponsor of the Trusts, the personnel administering such Trusts will be substantially unchanged. FIS will comply with all representations, conditions and agreements contained in each applicable Exemptive Order in order to engage in the transactions contemplated by such Order.

The primary change to be effected by the Transfer will be a change in the identity and ownership of the depositor and sponsor of the Trusts. The relevant facts set forth in the applications that provided the basis for granting the Exemptive Orders, other than the identity of the sponsor/depositor, have not changed since the Exemptive Orders were granted and will not change as a result of the Transfer.

The Trusts and FIS intend to promptly file an application with the Commission in which they would request exemptive orders ("*Requested Orders*") that would effectively continue the relief previously granted in the Exemptive Orders.

The Trusts and FIS propose that, pending receipt of the Requested Orders, the Trusts that are covered by the Exemptive Orders and FIS would rely on the Exemptive Orders and would be subject to those Exemptive Orders' terms and conditions. FIS specifically agrees that, pending receipt of the Requested Orders, it will comply with the terms and conditions in the Exemptive Orders imposed on Matrix as though such terms and conditions were imposed directly on FIS. The various Trusts agree that they will rely on the Requested Orders when granted, rather than continuing to rely on the Exemptive Orders.

We believe that the Trusts covered by the Exemptive Orders should be permitted to continue relying on the Exemptive Orders because the factors supporting the issuance of the Exemptive Orders are still applicable to the Trusts even though the Trusts will have a different depositor and sponsor after the Transfer. Moreover, since, as described above, Matrix's entire unit investment trust business will be transferred from Matrix to FIS for valid business reasons, we do not believe that a question can be raised that the Transfer is occasioned by a desire on the part of FIS to only acquire use of the Exemptive Orders.

The Staff has previously granted no-action relief in similar situations involving various parties who, as a result of changes in circumstances similar to those involved here, have temporarily sought to rely on exemptive orders. *See, e.g.*, Investec Ernst & Company, SEC No-Action Letter (April 24, 2001); ING Mutual Funds Management Co. LLC, ING Funds Distributors Inc. and Reich & Tang Distributors, Inc., SEC No-Action Letter (February 9, 2001); ING Mutual Funds Management Co. LLC, ING Funds Distributors Inc. and Reich & Tang

Distributors, Inc., SEC No-Action Letter (February 8, 2000); Equity Income Fund - Index Series, SEC No-Action Letter (December 19, 1996); Ranson & Assocs., Inc., SEC No-Action Letter (November 25, 1996); Reich & Tang Distributors L.P., SEC No-Action Letter (March 13, 1996); The Chase Manhattan Bank, N.A., SEC No-Action Letter (July 25, 1995); Shearson Lehman Brothers Inc.; Smith Barney Upham & Co. Incorporated, SEC No-Action Letter (June 8, 1993); The PNC Fund, SEC No-Action Letter (April 2, 1993); Cigna Funds Group, SEC No-Action Letter (July 13, 1992); Merrill Lynch Federal Securities, SEC No-Action Letter (September 26, 1991); First Boston Corporation, SEC No-Action Letter (July 3, 1991); Fiduciary Capital Partners, L.P., SEC No-Action Letter (January 24, 1990); and Federated Investors, Inc., SEC No-Action Letter (September 22, 1989).

Accordingly, since FIS has agreed to satisfy all of the representations, conditions and agreements set forth in the Exemptive Orders in order to engage in the contemplated transactions after the Transfer, the original benefits and protections required by the standards set forth in sections 6(c), 17(b), 11(a), 11(c) and 12(d)(1)(J) of the Act, pursuant to which the Exemptive Orders were granted, would continue.

CONCLUSION

Based upon the facts and representations discussed herein, it is respectfully requested that the Staff advise FIS and the Trusts covered by the Exemptive Orders that the Staff will not recommend that the Commission take enforcement action against such persons if such persons continue to act in reliance on these Exemptive Orders until the earlier of the date the Requested Orders are issued or one year from the date the Staff's letter is issued.